--------------------------------------------------------------------------------
SEC 2270 Potential persons who are to respond to the collection of information contained in this form are not required to (3-99) respond unless the form displays a currently valid OMB control number.
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                                                 ==============================
                                                         OMB APPROVAL
                                                 ==============================
                                                     OMB Number: 3235-0362
           UNITED STATES                         ==============================
   SECURITIES AND EXCHANGE COMMISSION              Expires: December 31, 2001
       Washington, DC 20549                      ==============================
                                                   Estimated average burden
              FORM 5                              hours per response. . . . 1.0
                                                  ==============================
ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

The Commission is authorized to solicit the information required by this Form pursuant to Sections 16(a) and 23(a) of the Securities Exchange Act of 1934, Sections 17(a) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 30(f) and 38 of the Investment Company Act of 1940, and the rules and regulations thereunder.

Disclosure of information specified on this Form is mandatory, except for disclosure of the I.R.S. identification number of the reporting person if such person is an entity, which is voluntary. If such numbers are furnished, they will assist the Commission in distinguishing reporting persons with similar names and will facilitate the prompt processing of the Form. The information will be used for the primary purpose of disclosing the transactions and holdings of directors, officers, and beneficial owners of registered companies. Information disclosed will be a matter of public record and available for inspection by members of the public. The Commission can use it in investigations or litigation involving the federal securities laws or other civil, criminal, or regulatory statutes or provisions, as well as for referral to other governmental authorities and self-regulatory organizations. Failure to disclose required information may result in civil or criminal action against persons involved for violations of the Federal securities laws and rules.



                              GENERAL INSTRUCTIONS

1.   When Form Must Be Filed
     (a) This Form must be filed on or before the 45th day after the end of the issuer's fiscal year in accordance with Rule 16a-3(f). This Form and any amendment is deemed filed with the Commission or the Exchange on the date it is received by the Commission or Exchange, respectively. See, however, Rule 16a-3(h) regarding delivery to a third party business that guarantees delivery of the filing no later than the specified due date.
     (b) A reporting person no longer subject to Section 16 of the Securities Exchange Act of 1934 ("Exchange Act") must check the exit box appearing on this Form. Transactions and holdings previously reported are not required to be included on this Form. Form 4 or Form 5 obligations may continue to be applicable. See Rule 16a-3(f); see also

          Rule 16a2(b) (transactions after termination of insider status).
     (c) A separate Form shall be filed to reflect beneficial ownership of securities of each issuer, except that a single statement shall be filed with respect to the securities of a registered public utility holding company and all of its subsidiary companies.
     (d) If a reporting person is not an officer, director, or ten percent holder, the person should check "other" in Item 6 (Relationship of Reporting Person to Issuer) and describe the reason for reporting status in the space provided.

2.   Where Form Must be Filed
     (a) File three copies of this Form or any amendment, at least one of which is manually signed, with the Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549. (Note: Acknowledgment of
          receipt by the Commission may be obtained by enclosing a self-addressed stamped postcard identifying the Form or amendment filed.) Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to ss. 232.101(b)(4) of this chapter.
     (b) At the time this Form or any amendment is filed with the Commission, file one copy with each Exchange on which any class of securities of the issuer is registered. If the issuer has designated a single Exchange to receive Section 16 filings, the copy shall be filed with that Exchange only.
     (c) Any person required to file this Form or amendment shall, not later than the time the Form or amendment is transmitted for filing with the Commission, send or deliver a copy to the person designated by the issuer to receive the copy or, if no person is so designated, the issuer's corporate secretary (or person performing similar functions) in accordance with Rule 16a-3(e).

3.   Class of Securities Reported
     (a) (i) Persons reporting pursuant to Section 16(a) of the Exchange Act shall include information as to transactions and holdings required to be reported in any class of equity securities of the issuer and the beneficial ownership at the end of the year of that class of equity securities, even though one or more of such classes may not be registered pursuant to Section 12 of the Exchange Act.
          (ii) Persons reporting pursuant to Section 17(a) of the Public Utility Holding Company Act of 1935 shall include transactions and holdings required to be reported in any class of securities (equity or debt) of the registered holding company and any of its subsidiary companies and the beneficial ownership at the end of the issuer's fiscal year of that class of securities. Specify the name of the parent or subsidiary issuing the securities.
          (iii) Persons reporting pursuant to Section 30(f) of the Investment Company Act of 1940 shall include transactions and holdings required to be reported in any class of securities (equity or debt) of the registered closed-end investment company (other than "short-term paper as defined in Section 2(a)(38) of the Investment Company Act) and the beneficial ownership at the end of the year of that class of securities.
     (b) The title of the security should clearly identify the class, even if the issuer has only one class of securities outstanding; for example, "Common Stock," "Class A Common Stock," "Class B Convertible Preferred Stock," etc.

     (c) The amount of securities beneficially owned should state the face amount of debt securities (U.S. Dollars) or the number of equity securities, whichever is appropriate.

4.  Transactions and Holdings Required to be Reported
     (a)  General Requirements
           (i) Pursuant to Rule 16a-3(f), if not previously reported, the following transactions, and total beneficial ownership as of the end of the issuer's fiscal year (or an earlier date applicable to a person ceasing to be an insider during the fiscal year) for any class of securities in which a transaction is reported, shall be reported:
                 (A) any transaction during the issuer's most recent fiscal year that was exempt from Section 16(b) of the Act, except: (1) any exercise or conversion of derivative securities exempt under either ss.240.16b-3 or ss.240.16b-6(b) (these are required to be reported on Form
                      4); (2) any transaction exempt from Section 16(b) of the Act pursuant to Rule 16b3(c) of this section, which is exempt from Section 16(a) of the Act; and (3) any transaction exempt from Section 16 of the Act pursuant to another Section 16(a) rule;
                 (B) any small acquisition or series of acquisitions in a six month period during the issuer's fiscal year not exceeding $10,000 in market value (see Rule 16a-6);
                 (C) any transactions or holdings that should have been reported during the issuer's fiscal year on a Form 3 or Form 4, but were not reported. The first Form 5 filing obligation shall include all holdings and transactions that should have been reported in each of the issuer's last two fiscal years but were not. See Instruction 8 for the code to identify delinquent Form 3 holdings or Form 4 transactions reported on this Form 5.

                      Note: A required Form 3 or Form 4 must be filed within the time specified by this Form. Form 3 holdings or Form 4 transactions reported on Form 5 represent delinquent Form 3 and Form 4 filings.

          (ii) Each transaction should be reported on a separate line. Transaction codes specified in Item 8 should be used to identify the nature of the transactions resulting in an acquisition or disposition of a security.
          (iii) Every transaction shall be reported even though acquisitions and dispositions with respect to a class of securities are equal. Report total beneficial ownership as of the end of the issuer's fiscal year for all classes of securities in which a transaction was reported.

     (b)  Beneficial Ownership Reported (Pecuniary Interest)
                 (i) Although for purposes of determining status as a ten percent holder, a person is deemed to beneficially own securities over which that person exercises voting or investment control (see Rule 16a-1(a)(1)), for reporting beneficial owner of securities if that person has or shares the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the securities ("pecuniary interest"). See Rule 16a-1(a)(2). See also Rule 16a-8 for the application of the beneficial ownership definition to trust holdings and transactions.
                (ii) Both direct and indirect beneficial ownership of securities shall be reported. Securities beneficially owned directly are those held in the reporting person's name or in the name of a bank, broker or nominee for the account of the reporting person. In addition, securities held as joint tenants, tenants in common, tenants by the entirety, or as community property are to be reported as held directly. If a person has a pecuniary interest, by reason of any contract, understanding or relationship (including a family relationship or arrangement) in securities held in the name of another person, that person is an indirect beneficial owner of the securities. See Rule 16a-1(a)(2)(ii) for certain indirect beneficial ownerships.
                (iii) Report  transactions  in  securities   beneficially  owned
                      directly on a separate line from those beneficially owned indirectly. Report different forms of indirect ownership on separate lines. The nature of indirect ownership shall be stated as specifically as possible; for example, "By Self as Trustee for X," "By Spouse," "By X Trust," "By Y Corporation," etc.
                (iv) In stating the amount of securities acquired, disposed of, or beneficially owned indirectly through a partnership, corporation, trust, or other entity, report the number of securities representing the reporting person's proportionate interest in transactions conducted by that entity or holdings of that entity. Alternatively, at the option of the reporting person, the entire amount of the entity's interest may be reported. See Rule 16a-1(a)(2)(ii)(B) and Rule 16a1(a)(2)(iii).
                 (v)

                      Where more than one beneficial owner of the same equity securities must report on Form 5, such owners may file Form 5 individually or jointly. Joint and group filings may be made by any designated beneficial owner. Transactions and holdings with respect to securities owned separately by any joint or group filer are permitted to be included in the joint filing. Indicate only the name and address of the designated filer in Item 1 of Form 5 and attach a listing of the names and IRS or social security numbers (or addresses in lieu thereof) of each other reporting person. Joint and group filings must include all required information for each beneficial owner, and such filings must be signed by each beneficial owner, or on behalf of such owner by an authorized person. If the space provided for signatures is insufficient, attach a signature page. Submit any attached listing of names or signatures on another Form 5, copy of Form 5 or separate page of 8 1/2 by 11 inch white paper, indicate the number of pages comprising the report (Form plus attachments) at the bottom of each report page (e.g., 1 of 3, 2 of 3, 3 of 3), and include the name of the designated filer and information required by Items 2 and 4 of the Form on the attachment.

     (c)  Non-Derivative and Derivative Securities
           (i) Report acquisitions or dispositions and holdings of non-derivative securities in Table I. Report acquisitions or dispositions and holdings of derivative securities (e.g., puts, calls, options, warrants, convertible securities, or other rights or obligations to buy or sell securities) in Table II. Report the exercise or conversion of a derivative security in Table II (as a disposition of the derivative security) and report in Table I the holdings of the underlying security. Report acquisitions or dispositions and holdings of derivative securities that are both equity securities and convertible or exchangeable for other equity securities (e.g., convertible preferred securities) only in Table II.
          (ii) The title of a derivative security and the title of the equity security underlying the derivative security should be shown separately in the appropriate columns in Table II. The "puts" and "calls" reported in Table II include, in addition to separate puts and calls, any combination of the two, such as spreads and straddles. In reporting an option in Table II, state whether it represents a right to buy, a right to sell, an obligation to buy, or an obligation to sell the equity securities subject to the option.
          (iii) Describe in the appropriate columns in Table II characteristics of derivative securities, including title, exercise or conversion price, date exercisable, expiration date, and the title and amount of securities underlying the derivative security. If the transaction reported is a purchase or a sale of a derivative security, the purchase or sale price of that derivative security shall be reported in column 8. If the transaction is the exercise or conversion of a derivative security, leave column 8 blank and report the exercise or conversion price of the derivative security in column 2.
          (iv) Securities constituting components of a unit shall be reported separately on the applicable table (e.g., if a unit has a non-derivative security component and a derivative security component, the non-derivative security component shall be reported in Table I and the derivative security component shall be reported in Table II). The relationship between individual securities comprising the unit shall be indicated in the space provided for explanation of responses. When securities are purchased or sold as a unit, state the purchase or sale price per unit and other required information regarding the unit securities.

5.   Price of Securities
     (a) Prices of securities shall be reported in U.S. dollars on a per share basis, not an aggregate basis, except that the aggregate price of debt shall be stated. Amounts reported shall exclude brokerage commissions and other costs of execution.
     (b) If consideration other than cash was paid for the security, describe the consideration, including the value of the consideration, in the space provided for explanation of responses.

6.   Additional Information
     If the space provided in the line items of this Form or space provided for additional comments is insufficient, attach another Form 5, copy of Form 5 or separate page of 8 1/2 by 11 inch white paper to Form 5, completed as appropriate to include the additional comments. Each attached page must include information required in Items 1, 2 and 4 of the Form. The number of pages comprising the report (Form plus attachments) shall be indicated at the bottom of each report page (e.g., 1 of 3, 2 of 3, 3 of 3). If additional information is not reported in this manner, it will be assumed that no additional information was provided.

7.   Signature
     (a) If the Form is filed for an individual, it shall be signed by that person or specifically on behalf of the individual by a person authorized to sign for the individual. If signed on behalf of the individual by another person, the authority of such person to sign the Form shall be confirmed to the Commission in writing in an attachment to the Form or as soon as practicable in an amendment by the individual for whom the Form is filed, unless such a confirmation still in effect is on file with the Commission. The confirming statement need only indicate that the reporting person authorizes and designates the named person or persons to file the Form on the reporting person's behalf, and state the duration of the authorization.
     (b) If the Form is filed for a corporation, partnership, trust, or other entity, the capacity in which the individual signed shall be set forth (e.g., John Smith, Secretary, on behalf of X Corporation).

8.   Transaction Codes
     Use the codes listed below to indicate in Table I, Column 3 and Table II, Column 4 the character of the transaction reported. Use the code that most appropriately describes the transaction. If the transaction is not specifically listed, use transaction code "J" and describe the nature of the transaction in the space for explanation of responses. If a transaction involves an equity swap or instrument with similar characteristics, use transaction Code "K" in addition to the code(s) that most appropriately describes the transaction, e.g., "S/K" or "P/K."

          General Transaction Codes

            P -- Open market or private purchase of non-derivative or derivative security
            S -- Open  market or  private  sale of  non-derivative  or derivative security

          Rule 16b-3 Transaction Codes

            A -- Grant,  award or other acquisition  pursuant to Rule 16b-3(d)
            D -- Disposition to the issuer  of issuer equity securities pursuant to Rule 16b-3(e)

            F -- Payment  of  exercise  price or tax liability by delivering  or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
            I -- Discretionary  transaction  in  accordance  with  Rule 16b-3(f)
                 resulting in acquisition or disposition of issuer securities
            M -- Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

            Derivative  Securities  Codes  (Except  for  transactions   exempted
            pursuant to Rule 16b-3)

            C -- Conversion of derivative security
            E -- Expiration of short derivative position
            H -- Expiration (or  cancellation) of long derivative  position with value received
            O -- Exercise of out-of-the-money derivative security
            X -- Exercise of in-the-money or at-the-money derivative security

          Other Section 16(b) Exempt  Transaction  and Small  Acquisition  Codes
            (except for Rule 16b-3  codes  above)

            G -- Bona fide gift
            L -- Small acquisition under Rule 16a-6
            W -- Acquisition or disposition by will or the laws of  descent  and distribution
            Z -- Deposit  into or withdrawal from voting trust

          Other Transaction Codes

            J -- Other  acquisition or disposition  (describe  transaction)
            K -- Transaction in equity  swap   or   instrument    with   similar
                 characteristics
            U -- Disposition  pursuant  to  a  tender  of  shares in a change of control transaction

Form 3, 4 or 5 Holdings or Transactions Not Previously Reported

To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the Form should be checked.

---------------------------------------------------------
    UNITED STATES SECURITIES AND EXCHANGE COMMISSION          OMB APPROVAL
Form 5             Washington, DC 20549                  OMB Number: 3235-0362

    ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP   Expires: October 31, 2001
[  ]
Check box if no longer
subject to Section 16.                                 Estimated average burden
Form 4 or Form 5                                       hours per response...1.0
obligations may continue.
See Instruction 1(b).
                Filed pursuant to Section 16(a) of the Securities
[ ]             Exchange Act of 1934, Section 17(a)of the Public
Form 3          Utility Holding Company Act of 1935 or Section 30
Holdings        (f) of the Investment Company Act of 1940
Reported

[ ]
Form 4 ransactions
Reported

|======================|===========================================|=============================================|
|1.                    |2.                                         |6.                                           |
|Name and Address of   |Issuer Name and Tickler or Trading Symbol  |Relationship of Reporting Person(s) to Issuer|
|Reporting Person*     |                                           |                                             |
|                      |Central Capital Venture Corporation        |                                             |
|                      |Trading Symbol: CTCV                       |           (Check all applicable)            |
|======================|======================|====================|                                             |
|      (Last)          |3.                    |4.                  |                                             |
|      (First)         |I.R.S. Identification |Statement for       |                                             |
|     (Middle)         |Number of Reporting   |Month/Year          |                                             |
|                      |Person, if an entity  |                    |                                             |
|                      |(Voluntary)           |                    |                                             |
|Nigro, III, Frank, J. |                      |6/00                |--- Director                                 |
|                      |                      |                    |                                             |
|                      |                      |                    | X  10% Owner                                |
|                      |                      |                    |                                             |
|                      |                      |                    |                                             |
|                      |                      |                    |                                             |
|                      |                      |                    |--- Officer                                  |
|                      |                      |                    |    (give title below)                       |
|                      |                      |                    |                                             |
|                      |                      |                    |--- Other                                    |
|                      |                      |                    |    (specify below)                          |
|                      |                      |                    |                                             |
|                      |                      |                    |                                             |
|                      |                      |                    | ---------------------                       |

|======================|======================|====================|=============================================|
|       (Street)       |                      |5.                  | 7.                                          |
|                      |                      |If Amendment,       | Individual or Joint/Group Reporting         |
|  12 Dutch Village    |                      |Date of Original    |                                             |
|                      |                      |(Month/Year)        |                   (check applicable line)   |
|                      |                      |                    |                                             |
|                      |                      |                    | X                                           |
|                      |                      |                    | Form Filed by One Reporting Person          |
|                      |                      |                    |                                             |
|                      |                      |                    |                                             |
|                      |                      |                    |                                             |
|                      |                      |                    | ---                                         |
|                      |                      |                    | Form Filed by More than One Reporting Person|
|                      |                      |                    |                                             |
|                      |                      |                    |                                             |
|======================|======================|====================|=============================================|
|      (City)          |   Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned     |
|      (State)         |                                                                                         |
|       (Zip)          |                                                                                         |
|                      |                                                                                         |
| Menands, NY 12204    |                                                                                         |
|==================|========|=======|=============|=====================|=================|======================|
|1.                |2.      |3.     |4.           |5.                   |6.               |7.                    |
|Title of Security |Trans-  |Trans- |Securities   |Amount of            |Owner-ship       |Nature of Indirect    |
|(Instr. 3)        |action  |action |Acquired(A)  |Securities           |Form: Direct     |Beneficial            |
|                  |Date    |Code   |or Disposed  |Beneficially Owned   |(D) or Indirect  |Ownership             |
|                  |(Month/ |(Instr.|of(D)        |at the end of        |(I)              |(Instr. 4)            |
|                  |Day/    | 8)    |(Instr.      |Issuer's Fiscal Year |(Instr. 4)       |                      |
|                  |Year)   |       |3, 4 and 5)  |(Instr. 3 and 4)     |                 |                      |
|                  |        |       |             |                     |                 |                      |
|                  |        |       |=======|=====|==========|==========|                 |                      |
|                  |        |       |Amount |(A)or|  Price   |          |                 |                      |
|                  |        |       |       |(D)  |          |          |                 |                      |
|==================|========|=======|=======|=====|==========|==========|=================|======================|
|Common Stock      |May 10, |P      |400,000|A    |See       |400,000   |D                |                      |
|                  |2000    |       |       |     |Note 1    |          |                 |                      |
|==================|========|=======|=======|=====|==========|==========|=================|======================|

*If the form is  filed  by more  than one  reporting  person,  see  instruction
4(b)(v).

|==================================================================================================================================|
| Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                   |
|           (e.g., puts calls warrants options, convertible securities)                                                            |
|==========|===========|=======|=======|============|================|================|========|==========|==========|=============|
|1.        |2.         |3.     |4.     |5.          |6.              |7.              |8.      |9.        |10.       |11.          |
|Title of  |Conversion |Trans- |Trans- |Number of   |Date            |Title and       |Price   |Number of |Owner-    |Nature of    |
|Derivative|or Exercise|action |action |Derivative  |Exerci-         |Amount of       |of      |Deriv-    |ship of   |Indirect     |
|Security  |Price of   |Date   |Code   |Securities  |sable           |Underlying      |Deriva- |ative     |Deriv-    |Beneficial   |
|(Instr. 3)|Derivative |(Month/|(Instr.|Acquired (A)|and             |Securities      |tive    |Secur-    |ative     |Ownership    |
|          |Security   |Day/   | 8)    |or Disposed |Expiration      |(Instr. 3       |Security|ities     |Security: |(Instr. 4)   |
|          |           |Year)  |       |of (D)      |Date            |and 4)          |(Instr. |Benefic-  |Direct (D)|             |
|          |           |       |       |(Instr. 3, 4|(Month/         |                |5)      |ially     |or        |             |
|          |           |       |       |and 5)      |Day/Year)       |                |        |Owned     |Indirect  |             |
|          |           |       |       |========|===|=======|========|========|=======|        |at End    |(1)       |             |
|          |           |       |       | (A)    |(D)|Date   |Expira- |Title   |Amount |        |of Year   |(Instr.   |             |
|          |           |       |       |        |   |Exerci-|tion    |        |or Num-|        |(Instr.   |4)        |             |
|          |           |       |       |        |   |sable  |Date    |        |ber of |        |4)        |          |             |
|          |           |       |       |        |   |       |        |        | Shares|        |          |          |             |
|==========|===========|=======|=======|========|===|=======|========|========|=======|========|==========|==========|=============|
|Class A   |$5.00 per  |May 10,| P     |400,000 |   |June 1,|June 1, |Common  |400,000|See Note|400,000   |D         |             |
|Warrant   |share      |2000   |       |        |   |2000   |2001    |Stock   |       |1       |          |          |             |
|==========|===========|=======|=======|========|===|=======|========|================|========|==========|==========|=============|
|Class A   |TBD by June|May 10,| P     |400,000 |   |June 1,|June 1, |Class B |400,000|See Note|400,000   |D         |             |
|Warrant   |1, 2001    |2000   |       |        |   |2000   |2002,   |Warrant |       |1       |          |          |             |
|          |           |       |       |        |   |       |unless  |        |       |        |          |          |             |
|          |           |       |       |        |   |       |extended|        |       |        |          |          |             |
|==========|===========|=======|=======|========|===========|=========================|========|==========|==========|=============|

Explanation of Responses: Please note that upon the exercise of the Class A Warrant set forth above, the holder is entitled to receive for each Class A Warrant, one (1) share of common stock at the price indicated above and one (1) Class B Warrant entitling the holder to purchase one (1) share of common stock at a price established by the company's board of directors within one year after June 1, 2000.
Note 1: Please note that the reporting person purchased all of the above non-derivative and derivative securities on a per unit basis (4 shares of common stock and 4 Class A Warrants equaling one (1) unit) for a total purchase price of $100,000.00.



/s/ Frank J. Nigro III               June 1, 2000
-------------------------------   -------------------------
**Signature of Reporting Person            Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed.
     If space provided is insufficient, see Instruction 6 for procedure.



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